PROSPECTUS

                                3,534,758 SHARES



                                 PETsMART, INC.


                                  COMMON STOCK

                              --------------------


     This Prospectus covers 3,534,758 shares (the "Shares") of the Common Stock, $.0001 par value ("Common Stock"), of PETsMART, Inc., a Delaware corporation ("PETsMART" or the "Company") that may be offered and issued by the Company from time to time in connection with the acquisition directly or indirectly by the Company of other businesses or properties or interests therein, and which may be reserved for issuance pursuant to, or offered and issued upon exercise or conversion of, warrants, options, convertible notes, or other similar instruments issued by the Company from time to time in connection with any such acquisitions.

     It is expected that the specific terms of any acquisition involving the issuance of securities covered by this Prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses or properties or interests therein to be acquired by the Company, and that the shares of Common Stock issued will be valued at prices reasonably related to market prices current either at the time the terms of the acquisition are agreed upon or at or about the time of delivery of shares or at such other time or for such period as may be agreed upon. No underwriting discounts or commissions will be paid, although finder's fees may be paid from time to time with respect to specific acquisitions. Any person receiving any such fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

     With the consent of the Company, this Prospectus may also be used by persons who have received or will receive shares of Common Stock covered by this Prospectus and who may wish to sell such shares under circumstances requiring or making desirable its use. See "Resale of Securities Covered by this Prospectus" for information relating to resales pursuant to this Prospectus of shares of Common Stock issued under this Registration Statement. The Company will not receive any proceeds from any such resale of shares. Expenses of this offering will be paid by the Company.

     The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "PETM." Application will be made to list these shares on the Nasdaq National Market. The last reported sales price of the Company's Common Stock on the Nasdaq National Market on March 3, 1997 was $20.125 per share.

                              --------------------

THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.  SEE "RISK FACTORS" ON PAGE 5.

                              --------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
            SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
                OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                       REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.


                                  March 4, 1997

                              AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also makes electronic filings publicly available on the Internet. The Commission's Internet address is http://www.sec.gov. The Commission's Web site also contains reports, proxy and information statements, and other information regarding the Company that has been filed electronically with the Commission. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W. Washington, D.C. 20006.

                             ADDITIONAL INFORMATION

     A registration statement on Form S-4 with respect to the Common Stock offered hereby (the "Registration Statement") has been filed with the Commission under the Act. This Prospectus does not contain all of the information contained in such Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any contract or any other documents are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C., 20549, upon payment of the prescribed fees.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed with the Commission under the Exchange Act (File No. 0-21888), are hereby incorporated by reference into this Prospectus:

     (a) The Company's Annual Report on Form 10-K for the fiscal year ended January 28, 1996, filed on or about April 15, 1996, as amended by a Form 10-K/A filed on or about April 22, 1996, including all material incorporated by reference therein;

     (b) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 28, 1996, filed on or about June 12, 1996, including all material incorporated by reference therein;

     (c) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 28, 1996, filed on or about September 9, 1996, including all material incorporated by reference therein;

     (d) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 27, 1996, filed on or about December 6, 1996, including all material incorporated by reference therein;


     (e) The Company's Current Report on Form 8-K dated January 30, 1996 and filed on or about February 13, 1996, as amended by a Form 8-K/A dated January 30, 1996, and filed on or about April 15, 1996;


     (f) The description of the Common Stock contained in the Company's Current Report on Form 8-K dated June 21, 1996, and filed on or about September 10, 1996; and


                                       2.

     (g) The Company's Current Report on Form 8-K dated December 18, 1996, and filed on or about December 31, 1996, as amended by a Form 8-K/A dated December 18, 1996, and filed on or about February 14, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently-filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference herein or into such documents). Such request may be directed to: Investor Relations, PETsMART, Inc., 10000 N. 31st Avenue, Suite C-100, Phoenix, AZ 85051.

     The discussions in this Prospectus and the documents incorporated by reference herein contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein and in such incorporated documents. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under the heading "Risk Factors" herein, as well as those discussed in the documents incorporated herein by reference.

                                   THE COMPANY

     PETsMART is the leading operator of superstores specializing in pet food, pet supplies, and pet services in the United States. As of February 25, 1997, PETsMART operated 341 superstores in North America and 56 superstores in the United Kingdom. PETsMART endeavors to offer the pet owner the most complete assortment of pet products and services available, at prices that are typically 5% to 25% below those offered by supermarkets and other traditional pet food and pet supply outlets.


     PETsMART carries an extensive selection of pet foods and treats, including premium labels such as Science Diet and Iams, as well as other brand-name products such as Ralston Purina and Alpo and its own corporate brand products. PETsMART's broad assortment of pet supplies includes collars, leashes, health aids, shampoos, medications, toys, animal carriers, dog houses, cat furniture, and equestrian supplies. Other products include fresh water tropical fish and, in most domestic superstores, domestically bred birds. To attract new customers and to engender customer loyalty, PETsMART is a leader in the introduction of innovative marketing programs, merchandising techniques and services for the pet owner. For example, PETsMART offers on-site professional grooming services in most superstores, conducts periodic vaccination clinics and obedience classes, sponsors Luv-A-Pet adoption program and, in selected superstores, leases space to veterinary clinics.


     PETsMART's prototype 26,000 square foot North American superstore carries approximately 12,000 pet-related items as compared to an average of approximately 800 such items in a typical supermarket, 20 such items in a typical warehouse club, 500 such items in a typical mass merchandiser and 1,000 items in a traditional pet store. PETsMART's superstores utilize a hybrid retail-warehouse format that reinforces the image of warehouse shopping at discount prices, enhances merchandise presentation and provides a fun shopping experience for customers and their pets. PETsMART superstores are generally located in sites co-anchored by strong consumables-oriented retailers or other destination superstores, or near major regional malls.


                                       3.

     PETsMART operates its United Kingdom stores through its wholly-owned subsidiary, Pet City Holdings PLC.

     PETsMART is also the leading direct marketer of pet and equine supplies through direct mail (catalog) operations which are managed by its Sporting Dog and State Line Tack subsidiaries.


     PETsMART was incorporated in Delaware in August 1986. The Company's principal executive offices are located at 10000 N. 31st Avenue, Suite C-100, Phoenix, Arizona 85051 and its telephone number is (602) 944-7070.








                                       4.

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE COMMON STOCK.

INTEGRATION OF OPERATIONS AS THE RESULT OF ACQUISITIONS

     If PETsMART is to realize the anticipated benefits of its acquisitions of Petstuff, Inc., a Delaware corporation ("Petstuff"), Sporting Dog Specialties, Inc., a New York corporation ("Sporting Dog"), The Pet Food Giant, Inc., a New Jersey corporation ("Pet Food Giant"), and State Line Tack, Inc., a New Hampshire corporation ("State Line Tack") the operations of all of these companies must be integrated and combined efficiently. The process of rationalizing stores, supply and distribution channels, computer and accounting systems and other aspects of operations, while managing a larger and geographically expanded entity with new equine and catalog businesses, will present a significant challenge to PETsMART's management. Similarly, PETsMART's acquisition of Pet City Holdings PLC, a public company incorporated in England and Wales ("PCH") will present significant coordination and logistical challenges to PETsMART's management. There can be no assurance that the integration process will be successful or that the anticipated benefits of these acquisitions will be fully realized. The dedication of management resources to such integration may detract attention from the day-to-day business of the Company. The difficulties of integration may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. These difficulties are likely to be particularly acute with the integration of PCH, given geographical separation and the differences in U.S. and U.K. business cultures. Substantial management resources at both PETsMART and PCH will have to be devoted to making the integration of the two companies successful and to realizing the anticipated benefits of the combination of the two companies. There can be no assurance that the Company will be able to achieve any expense reductions with the acquired companies, that there will not be substantial costs associated with any such reductions or that such reductions will not result in a decrease in revenues or that there will not be other material adverse effects of these integration efforts. Such effects could materially reduce the short-term earnings of the Company. Subsequent to the Petstuff acquisition, PETsMART incurred a charge in its fiscal quarter ended July 30, 1995 of $38.9 million to reflect its acquisition of Petstuff, including transaction costs and costs attributable to lease cancellations, store conversion expenses, severance and employee relocation costs, the elimination of duplicate management information systems and facilities, the write-off of assets, the cancellation of certain contractual obligations and other integration costs. PETsMART incurred an additional nonrecurring charge of $10.8 million in its fiscal quarter ended July 28, 1996, reflecting: (i) lease settlement costs associated with 17 Petstuff stores closed immediately following the June 1995 acquisition, (ii) lease settlement costs for seven lease commitments for Petstuff stores that were not opened because they would have been duplicate or inadequate facilities and (iii) Petstuff store conversion costs, that were in excess of the Company's original estimates. PETsMART incurred a charge in its fiscal quarter ended July 30, 1995 of $1.8 million to reflect its acquisition of Sporting Dog, including transaction costs, costs associated with the closure of inadequate facilities and other integration costs. PETsMART incurred a charge in its fiscal quarter ended October 29, 1995 of $6.4 million, to reflect its acquisition of Pet Food Giant, including transaction costs and costs attributable to lease cancellations, store conversion expenses, employee severance payments, the elimination of duplicate management information systems and facilities, the write-off of assets, the cancellation of certain contractual obligations and other integration costs. PETsMART incurred a charge in its fiscal quarter ending April 28, 1996 of $8.1 million to reflect the acquisition of State Line Tack, including transaction costs, severance payments and other integration costs. PETsMART incurred a charge in its fourth fiscal quarter ending February 2, 1997 of $20.3 million, to reflect the acquisition of PCH, including transaction and integration and store conversion costs. There can be no assurance that PETsMART will not incur additional charges in subsequent quarters to reflect costs associated with its acquisitions of Petstuff, Sporting Dog, Pet Food Giant, State Line Tack and PCH. The Company may make other acquisitions in the future. Acquisitions require significant financial and management resources both at the time of the transaction and during the process of integrating the newly acquired business into the Company's operations. The Company's operating results could be adversely affected if it is unable to successfully integrate such new companies into its operations. Future acquisitions by the Company could also result in potentially dilutive issuances of securities, the incurrence of additional debt and contingent liabilities, and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's profitability.


                                       5.

EXPANSION PLANS

     PETsMART has expanded from two superstores at the beginning of fiscal 1988 to 341 superstores in North America as of February 25, 1997. The Company's ability to continue to open superstores on a timely basis will depend upon a number of factors, including the identification of suitable sites, the negotiation of leases for those sites on acceptable terms, the construction or refurbishment of sites, the hiring, training and retention of skilled managers and personnel and other factors, some of which may be beyond the Company's control. As a result, there can be no assurance that the Company will be able to achieve its targets for opening new superstores. In addition, PETsMART is restricted under its bank credit facility from incurring capital expenditures (excluding capital leases) in excess of $65 million in any fiscal year. While PETsMART expects to continue its current practice of leasing its stores and equipment and does not anticipate needing a waiver of this restriction, there can be no assurance that this will be the case, or that if a waiver is needed it can be obtained. In addition, PETsMART's bank credit facility requires PETsMART to meet certain financial covenants, including a minimum net worth, debt ratio, fixed charge coverage ratio and debt to equity ratio, and includes restrictions related to payment of cash dividends, capital expenditures, and PETsMART's ability to incur additional debt (excluding capital leases). To manage its expansion, PETsMART is continuously evaluating the adequacy of its existing systems and procedures, including financial controls and management information systems, product distribution facilities and field and superstore management. There can be no assurance that PETsMART will anticipate all of the changing demands which its expanding operations and the acquisitions of Petstuff, Sporting Dog, Pet Food Giant, State Line Tack and PCH will impose on such systems. PETsMART's failure to expand its distribution capabilities or other internal systems or procedures as required could adversely affect its future operating results.

PERFORMANCE OF NEW SUPERSTORES; FUTURE OPERATING RESULTS

     A majority of PETsMART's superstores have been open for less than three
years.   There can be no assurance that PETsMART's existing superstores will maintain their profitability or that new superstores will generate sales levels necessary to achieve store-level profitability, much less profitability comparable to that of existing superstores. PETsMART has recently opened superstores in new markets and plans to open additional superstores in other new markets. There can be no assurance that these stores will be profitable in the near term or that profitability, if achieved, will be sustained. Moreover, the Petstuff and Pet Food Giant superstores need to be fully integrated into the PETsMART organization and, in some cases, represent new geographic markets for PETsMART. Petstuff and Pet Food Giant incurred losses in the two fiscal years before their respective acquisitions, primarily due to the limited operating history of many of their stores and expenses associated with opening new stores and with developing an infrastructure to support future growth. There can be no assurance that PETsMART will be able to operate the former Petstuff or Pet Food Giant stores profitably in the future. Similarly, PCH has incurred losses in each of its last two fiscal years and there can be no assurance that it will operate profitably in the future. Further, PETsMART intends to open additional superstores in existing markets, which may have the effect of reducing sales at existing PETsMART superstores. PETsMART's comparable store sales were 19.1%, 12.5% and 11.9% for fiscal 1994, fiscal 1995, and fiscal 1996 (excluding the fifty-third week of the fiscal year), respectively. PETsMART anticipates that its rate of comparable store sales growth may be lower in future periods than the growth rates previously experienced due to the maturing of the existing store base and the effects of opening additional stores in existing markets. As a result of PETsMART's rapid expansion, PETsMART expects its average store contribution and operating margins to be lower in the near term due to the level of preopening expenses and the lower anticipated sales volumes of its immature stores. In addition, certain costs, such as those related to occupancy, are expected to be higher in some
of the new geographic markets PETsMART has recently entered.   Finally, due
in part to these acquisitions, period-to-period comparisons of financial results may not be meaningful and the results of operations for historical periods may not be indicative of future results.

ENTRY INTO NEW BUSINESSES

     PETsMART entered the mail order catalog business with its acquisition of Sporting Dog and substantially increased its equine direct marketing business with the acquisition of State Line Tack. Prior to the acquisitions, PETsMART had no direct experience with the mail order catalog business, and only limited experience with the equine direct marketing business. There can be no assurance that the operation of such businesses as PETsMART



                                       6.

subsidiaries will be successful or that the Company's strategy of combining retail store and direct mail purchasing, marketing and product line offerings will be successful.

INTERNATIONAL OPERATIONS

     The Company recently entered the Canadian market by opening eight superstores in Ontario. The Company has also recently entered the European Market by acquiring PCH, which as of February 25, 1997 operated 56 superstores in the U.K. The Company's management has never operated stores outside of the United States. There can be no assurance that PETsMART will be able to successfully operate internationally or that the international expansion will be implemented successfully. International expansion will require significant management resources and, if unsuccessful, may materially and adversely affect the Company. International operations are expected to be an increasingly important contributor to PETsMART's overall operations.
As a result, operating results are increasingly affected by the risks of such activities, including fluctuations in currency exchange rates, changes in international regulatory requirements, international staffing and employment issues, tariff and other trade barriers, the burden of complying with foreign laws, including tax laws, and political and economic instability and developments.

RELIANCE ON VENDORS AND PRODUCT LINES

     Premium pet foods for dogs and cats, such as Science Diet, Iams and Nature's Recipe, make up a significant portion of PETsMART's revenues. Currently, premium pet foods are not sold in supermarkets, warehouse clubs or through other mass merchandisers. The Company may be materially adversely affected if any of the manufacturers of these premium pet foods were to make their products available in supermarkets or through other mass merchandisers, or if the brands currently available to such retailers were to gain market share at the expense of the premium brands sold only through specialty pet food and supply outlets. In addition, PETsMART's principal vendors currently provide it with certain incentives, such as volume purchasing, trade discounts, cooperative advertising and market development funds. A reduction or discontinuance of these incentives could also have a material adverse effect on the Company. PETsMART has no supply contracts with any of its premium food or other vendors. While the Company believes its vendor relationships are satisfactory, a vendor could discontinue selling to the Company at any time.

COMPETITION

     The pet food and supply retailing industry is highly competitive. PETsMART competes with a wide variety of supermarkets, warehouse clubs and mass merchandisers, many of which are larger and have significantly greater resources than PETsMART. PETsMART also competes with a number of other pet supply warehouse or specialty stores, smaller pet store chains, and independent pet stores. The industry has become increasingly competitive due to the entrance of other specialty retailers into the pet food and supply market, some of which have developed formats similar to that used by PETsMART. If any of the Company's major competitors, such as supermarkets, warehouse clubs, mass merchandisers or specialty pet stores, seek to gain or retain market share by reducing prices, the Company may be required to reduce its prices in order to remain competitive, which may have the effect of reducing profits. There can be no assurance that the Company will not face greater competition from other foreign, national or regional retailers in the future.

QUARTERLY AND SEASONAL FLUCTUATIONS

     The timing of new superstore openings and related preopening expenses, and the amount of revenue contributed by new and existing superstores, may cause the Company's quarterly results of operations to fluctuate. The Company's business is also subject to some seasonal fluctuation and it expects to realize a higher portion of its net sales during the month of December than during the other months of the year and a lower portion of its net sales in the summer months. In addition, PETsMART superstores typically draw from a large retail area, and can also therefore be impacted by adverse weather and travel conditions.


                                       7.

CHANGES IN GOVERNMENT REGULATION

     The Company is subject to laws governing its relationship with associates, including minimum wage requirements, overtime, working conditions and citizenship requirements. An increase in the minimum wage rate, employee benefit costs or other costs associated with employees could adversely affect the Company as well as the retail industry in general. In certain locations, PETsMART leases space to veterinary clinics, including both clinics operated by a subsidiary of PETsMART and independently-operated clinics, and the Company intends to lease space to clinics in other superstores as appropriate. Statutes and regulations in certain states or Canadian provinces or abroad affecting the ownership of veterinary practices or the operation of veterinary clinics within retail stores or the operation of superstores may impact the Company's ability to operate veterinary clinics within certain of its facilities.



ANTI-TAKEOVER MEASURES

     The PETsMART Certificate and the PETsMART By-laws include provisions that may be deemed to have anti-takeover effects and may delay, defer or prevent a change in management or control that stockholders might consider to be in their best interests. These provisions include (i) a classified Board of Directors consisting of three classes, (ii) Board of Directors authorization to issue up to 10,000,000 shares of preferred stock in one or more series with such rights, obligations, and preferences as the Board of Directors may provide, (iii) elimination of the right of stockholders to call special meetings of stockholders, (iv) the elimination of the right of stockholders to act by written consent, and (v) certain advance notice procedures for nominating candidates for election to the Board of Directors. In addition, the PETsMART Certificate requires a 66 2/3% vote of stockholders to (i) alter or amend the PETsMART By-laws; (ii) remove a director without cause; or (iii) alter, amend or repeal certain sections of the Certificate. In addition, PETsMART is subject to the provisions of Section 203 of the Delaware Law, which may have the effect of restricting changes in control.

POSSIBLE VOLATILITY OF STOCK PRICE

     Since the initial public offering of the Company's Common Stock in July 1993, the market value of the Company's Common Stock has been subject to significant fluctuation. The market price of the Common Stock may continue to be subject to significant fluctuations in response to operating results and other factors. In addition, the stock market in recent years has experienced price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of the Common Stock.

                                 USE OF PROCEEDS

     This Prospectus relates to shares of Common Stock of the Company that may be offered and issued by the Company from time to time in connection with the acquisition of other businesses and properties and interests therein, and upon exercise or conversion of, warrants, options, convertible debentures, or other similar instruments issued by the Company from time to time in connection with any such acquisition. Other than the businesses or properties acquired, there will be no proceeds to the Company from these offerings. When this Prospectus is used by a Selling Stockholder in a public reoffering or resale of Common Stock acquired pursuant to this Prospectus, the Company will not receive any proceeds from such sale by the Selling Stockholder.

                                 DIVIDEND POLICY

     PETsMART has never paid any cash dividends on its Common Stock. The Company presently intends to retain earnings for use in its business and therefore does not anticipate paying cash dividends in the foreseeable future. In addition, the Company is prohibited from paying any cash dividends without prior bank approval under the terms of its bank credit facility.


                                       8.

                 RESALE OF SECURITIES COVERED BY THIS PROSPECTUS

     This Prospectus, as appropriately amended or supplemented, may, with the consent of the Company, be used from time to time by persons who have received shares covered by the Registration Statement in acquisitions of business or properties or interests therein by the Company, or by their transferees (such persons being referred to herein as "Selling Shareholders") who wish to offer and sell the Shares in transactions in which they and any broker-dealer through whom any of the Shares are sold may be deemed to be underwriters within the meaning of the Securities Act. The Company will receive none of the proceeds from any such sales. There presently are no arrangements or understandings, formal or informal, pertaining to the distribution of the Shares.

     Agreements with Selling Stockholders permitting use of this Prospectus may provide that any such offering be effected in an orderly manner through securities dealers, acting as broker or dealer, selected by the Company; that Selling Stockholders enter into custody agreements with one or more banks with respect to such shares; and that sales be made only by one or more of the methods described in this Prospectus, as appropriately supplemented or amended when required.

     The Company anticipates that resales of the Shares by a Selling Stockholder may be effected from time to time on the open market in ordinary brokerage transactions on the Nasdaq National Market, or such other security exchange on which the Common Stock may be listed, or in private transactions (which may involve crosses and block transactions). The Shares will be offered for sale at market prices prevailing at the time of sale or at negotiated prices and on terms to be determined when the agreement to sell is made or at the time of sale, as the case may be. The Shares may be offered directly, through agents designated from time to time, or through brokers or dealers. A member firm of the National Association of Security Dealers, Inc. may be engaged to act as the Selling Stockholder's agent in the sale of the Shares by the Selling Stockholder and/or may acquire Shares as principal. Broker-dealers participating in such transactions as agent may receive commissions from the Selling Stockholder (and, if they act as agent for the purchaser of such Shares, from such purchaser).

     Participating broker-dealers may agree with the Selling Stockholder to sell a specified number of shares at a stipulated price per share and, to the extent such broker-dealer is unable to do so acting as agent for the Selling Stockholder to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to the Selling Stockholder. In addition or alternatively, shares may be sold by the Selling Stockholder, and/or by or through other broker-dealers in special offerings, exchange distributions, or secondary distributions. Broker-dealers who acquire shares as principal may thereafter resell such Shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described in the preceding two sentences) on the Nasdaq National Market or such other security exchange on which the Common Stock may be listed, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive commission's from the purchasers of such shares.

     Upon the Company's being notified by the Selling Stockholder that a particular offer to sell the Shares is made, if a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, or secondary distribution, or any block trade has taken place, to the extent required, a supplement to this Prospectus will be delivered together with this Prospectus and filed pursuant to Rule 424(b) under the Securities Act setting forth with respect to such offer or trade the terms of the offer or trade; including (i) the name of each Selling Stockholder, (ii) the number of Shares involved, (iii) the price at which the Shares were sold, (iv) any participating brokers, dealers, agents or member firm involved, (v) any discounts, commissions and other items paid as compensation from, and the resulting net proceeds to, the Selling Stockholder, (vi) that such broker-dealers did not conduct any investigation to verify the information set out in this Prospectus, and (vii) other facts material to the transaction.

     Shares may be sold directly by the Selling Stockholder or through agents designated by the Selling Stockholder from time to time. Unless otherwise indicated in a supplement to this Prospectus, any such agent will be acting on a best efforts basis for the period of its appointment.


                                       9.

     The Selling Stockholder and any brokers, dealers, agents, member firm or others that participate with the Selling Stockholder in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions or fees received by such persons and any profit on the resale of the Shares purchased by such person may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Company may agree to indemnify the Selling Stockholder as an underwriter under the Securities Act against certain liabilities, including liabilities arising under the Securities Act. Agents may be entitled under agreements entered into with the Selling Stockholder to indemnification against certain civil liabilities, including liabilities under the Securities Act.

     The Selling Stockholder will be subject to the applicable provisions of the Exchange Act, and the rules and regulations thereunder, including without limitation Rule 10b-2 and Regulation M, which provisions may limit the timing of purchases and sales of any of the Common Stock by the Selling Stockholder. All of the foregoing may affect the marketability of the Common Stock.

     The Company will pay substantially all the expenses incident to this offering of the Common Stock by the Selling Stockholder to the public other than brokerage fees, commissions and discounts of underwriters, dealers or agents.

     In order to comply with certain states' securities laws, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

                                  LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Cooley Godward LLP, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements of PETsMART, Inc. as of January 28, 1996 and January 29, 1995 and for each of the three years in the period ended January 28, 1996, incorporated by reference in this Prospectus, except as they relate to The Weisheimer Companies, Inc. d/b/a PETZAZZ ("PETZAZZ"), Petstuff, Inc. ("Petstuff"), Sporting Dog Specialties, Inc. and affiliates ("Sporting Dog"), and The Pet Food Giant, Inc. ("Pet Food Giant"), have been audited by Price Waterhouse LLP, independent accountants, and insofar as they relate to the financial statements of PETZAZZ for the ten months ended January 31, 1994, not included separately herein, by Coopers and Lybrand L.L.P., to Petstuff as of January 29, 1995 and for each of the two years in the period ended January 29, 1995, not included separately herein, by Deloitte & Touche LLP, to Sporting Dog as of January 31, 1995 and for each of the two years in the period ended January 31, 1995, not included separately herein, by Davie, Kaplan & Braverman, P.C., and to Pet Food Giant as of December 31, 1994 and for each of the two years in the period ended December 31, 1994, not included separately herein, by Coopers & Lybrand L.L.P., whose reports are incorporated by reference. Such financial statements have been so incorporated in reliance on the reports of such independent accountants given on the authority of said firms as experts in auditing and accounting.

     The consolidated balance sheet of Petstuff, Inc. and subsidiaries as of January 29, 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended January 29, 1995 incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated by reference herein (which report expresses an unqualified opinion and includes an explanatory paragraph regarding a certain complaint) and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                                       10.

     The combined financial statements of Sporting Dog Specialties, Inc. and affiliates as of January 31, 1995 and the related combined statements of income and cash flows for each of the two years in the period ended January 31, 1995 incorporated by reference in this Prospectus, have been audited by Davie, Kaplan & Braverman, P.C., independent auditors, as stated in their report incorporated by reference herein and are so incorporated in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

     The consolidated financial statements of The Pet Food Giant, Inc. as of December 31, 1994 and for the two years in the period ended December 31, 1994 incorporated by reference in this Prospectus, have been audited by Coopers & Lybrand L.L.P., independent auditors, as stated in their report incorporated by reference herein and is so incorporated in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

     The consolidated financial statements of State Line Tack, Inc. as of December 31, 1995 and for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent auditors, as stated in their report incorporated by reference herein and is so incorporated in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

     The supplemental consolidated financial statements of PETsMART as of January 28, 1996 and January 29, 1995 and for each of the three years in the period ended January 28, 1996, incorporated by reference in this Prospectus, except as they relate to PETZAZZ, Petstuff, Sporting Dog, Pet Food Giant and State Line Tack, Inc. ("State Line"), have been audited by Price Waterhouse LLP, independent accountants, and insofar as they relate to the financial statements of Pet Food Giant as of December 31, 1994 and for each of the two years in the period ended December 31, 1994, not included separately herein, by Coopers & Lybrand L.L.P., and insofar as they relate to the financial statements of State Line, as of December 31, 1995 and for each of the three years in the period ended December 31, 1995, not included separately herein, by Arthur Andersen LLP, and insofar as they relate to the financial statements of Petstuff as of January 29, 1995 and for each of the two years in the period ended January 29, 1995, not included separately herein, by Deloitte & Touche LLP, and insofar as they relate to the financial statements of Sporting Dog as of January 31, 1995 and for each of the two years in the period ended January 31, 1995, not included separately herein, by Davie, Kaplan and Braverman, P.C., and insofar as they relate to the financial statements of PETZAZZ for the ten months ended January 31, 1994 not included separately herein, by Coopers & Lybrand L.L.P., whose reports thereon are incorporated by reference. Such financial statements have been so incorporated in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.





                                      11.

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     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

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                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Available Information  . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Additional Information . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Incorporation of Certain
Documents by Reference . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
Dividend Policy. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
Resale of Securities Covered by this Prospectus. . . . . . . . . . . . . . .  9
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
Experts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10

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                                3,534,758 SHARES




                                 PETSMART, INC.





                                  COMMON STOCK




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                                   PROSPECTUS

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                                  March 4, 1997







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